UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

THE TJX COMPANIES, INC.
(Exact name of the registrant as specified in its charter)

Delaware	1-4908	04-2207613
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S Employer Identification No.)
770 Cochituate Road, Framingham, MA 01701
(Address of principal executive offices) (Zip Code)
John Klinger, Chief Financial Officer
(508) 390-1000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
The Company has filed a Conflict Minerals Report, included as Exhibit 1.01 to this Form, and made this Form SD and the Conflict Minerals Report available on its website, www.tjx.com, in the Investors: Financial Information: SEC filings section at: https://investor.tjx.com/investors/financial-information/sec-filings.
Information appearing on TJX.com is not a part of, and is not incorporated by reference into, this Form SD.

Item 1.02 Exhibit
The Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit	Description

1.01	Conflict Minerals Report, as described in Items 1.01 and 1.02 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE TJX COMPANIES, INC.

/s/ John Klinger	Dated: May 29, 2025
By: John Klinger
Senior Executive Vice President, Chief Financial Officer